SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) and (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                               (Amendment No. 9)*

                                 PRESSTEK, INC.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   741113 10 4
                                 (CUSIP Number)


                                December 31, 1998
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_| Rule 13d-1(b)

         |_| Rule 13d-1(c)

         |X| Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 pages

-------------------------                               ------------------------
CUSIP No. 741113 10 4                   13G                    Page 2 of 5 Pages
-------------------------                               ------------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
               Dr. Lawrence Howard

--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  CITIZENSHIP OR PLACE OF ORGANIZATION

               United States
--------------------------------------------------------------------------------
       NUMBER OF                 5      SOLE VOTING POWER
        SHARES
      ENEFICIALLY                       2,408,794 as of 12/31/98
       OWNED BY              ---------------------------------------------------
         EACH                    6      SHARED VOTING POWER
       REPORTING
        PERSON                          100,334 as of 12/31/98
         WITH                ---------------------------------------------------
                                 7      SOLE DISPOSITIVE POWER

                                        2,408,794 as of 12/31/98
                             ---------------------------------------------------
                                 8      SHARED DISPOSITIVE POWER

                                        100,334 as of 12/31/98
--------------------------------------------------------------------------------
   9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               2,509,128 shares as of 12/31/98

--------------------------------------------------------------------------------
  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


--------------------------------------------------------------------------------
  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               7.8%
--------------------------------------------------------------------------------
  12  TYPE OF REPORTING PERSON*

               IN

--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 5 pages

                                  SCHEDULE 13G



Item 1(a).     Name of Issuer:

               Presstek, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

               8-9 Commercial Street
               Hudson, N.H.  03051

Item 2(a).     Name of Person Filing:

               Dr. Lawrence Howard

Item 2(b).     Address of Principal Business Office Or, If None,
               Residence:

               Hudson Partners, LP
               660 Madison Avenue
               New York, New York  10021

Item 2(c).     Citizenship:

               United States of America

Item 2(d).     Title of Class of Securities:

               Common Stock

Item 2(e).     CUSIP Number:

               741113 10 4

Item 3. If this statement is filed pursuant to Rules 13d- 1(b) or 13d-2(b), check whether the person filing is a:

               (a)-(j):  Not applicable.


Item 4.        Ownership:

               (a) Amount Beneficially Owned: 2,509,128 shares of Common Stock as of December 31, 1998, including 2,363,794 shares owned by Dr. Howard, 35,000 shares owned by Dr. Howard's wife, 65,334 shares owned by Dr. Howard's wife as custodian for Dr. Howard's children, 45,000 shares owned by Dr. Howard as custodian for his children.

               (b)  Reference is made to Items Nos. 5-9 and 11 of



                                Page 3 of 5 pages
                    the Cover Sheet. Calculation of percentage of beneficial ownership is based on 32,276,263 shares of the Issuer's Common Stock outstanding on December 31, 1998.

               (c)  Reference is made to Items Nos. 5-9 and 11 of the Cover
                    Sheet.

Item 5.        Ownership of Five Percent or Less of a Class:

               Not applicable.

Item 6.        Ownership of More Than Five Percent on Behalf of
               Another Person:

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
               Company:

               Not applicable.

Item 8. Identification and Classification of Members of the Group:

               Not applicable.

Item 9.        Notice of Dissolution of Group:

               Not applicable.

Item 10.       Certification:

               Not applicable.



                                Page 4 of 5 pages

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February  5, 1999                    Signature:   Dr. Lawrence Howard
                                                         -----------------------
                                            Name/Title:  Dr. Lawrence Howard




                                Page 5 of 5 pages